# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BILIBILI, INC., CIK 0001723690
CUSIP: 9HH4BLRG6
Title of class of securities: American depositary shares, each representing one Class Z ordinary share
Address of issuer's principal executive offices: 17TH FLOOR, BUILDING 3, GUOZHENG CENTER, NO. 485 ZHENGLI ROAD, YANGPU DISTRICT, SHANGHAI, China (F4), 200433
Date of event which requires filing of this statement: 05/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000886982

## Reporting persons
- THE GOLDMAN SACHS GROUP, INC.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,881,508.56; sole dispositive power 0; shared dispositive power 7,881,541.56; aggregate amount beneficially owned 17,493,181.56 (5.1% of the class)
- GOLDMAN SACHS & CO. LLC: type of reporting person: broker-dealer (BD), other (OO), investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 7,881,508.56; sole dispositive power 0; shared dispositive power 7,881,541.56; aggregate amount beneficially owned 17,493,181.56 (5.1% of the class)

## Item 1. Issuer
Name of issuer: BILIBILI, INC.
Address of issuer's principal executive offices: 17TH FLOOR, BUILDING 3, GUOZHENG CENTER, NO. 485 ZHENGLI ROAD, YANGPU DISTRICT,SHANGHAI, F4, 200433

## Item 2. Person Filing
Name of person filing: THE GOLDMAN SACHS GROUP, INC./ GOLDMAN SACHS & CO. LLC
Address of principal business office or, if none, residence: The Goldman Sachs Group, Inc. 200 West Street New York, NY 10282/ Goldman Sachs & Co. LLC 200 West Street New York, NY 10282
Citizenship: THE GOLDMAN SACHS GROUP, INC. - Delaware/ GOLDMAN SACHS & CO. LLC - New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s)to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit (99.2)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT (99.1)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities
Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the
American depositary shares, each representing one Class Z ordinary share, of BILIBILI, INC.
and further agree to the filing of this agreement as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: 05/26/2025

THE GOLDMAN SACHS GROUP, INC.

By:/s/ AMEEN SOETAN
----------------------------------------
Name: AMEEN SOETAN
Title: Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:/s/ AMEEN SOETAN
----------------------------------------
Name: AMEEN SOETAN
Title: Attorney-in-fact

EXHIBIT (99.2)

ITEM 7 INFORMATION

## Signatures
- THE GOLDMAN SACHS GROUP, INC.: Name: AMEEN SOETAN, Attorney-in-fact (05/26/2025)
- GOLDMAN SACHS & CO. LLC: Name: AMEEN SOETAN, Attorney-in-fact (05/26/2025)